January 26, 2010

Via Facsimile, FedEx and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7410
Facsimile Number: (703) 813-6967
Attention:  Ms. Amanda Ravitz

Re:	Puda Coal, Inc.
Registration Statement on Form S-3 Filed: December 3, 2009
File No. 333-163474

Form 10-K for the Fiscal Year Ended December 31, 2008 Filed: March 31, 2009
Form 10-Q for the Quarter Ended September 30, 2009 Filed: November 13, 2009
File No. 333-85306

Dear Ms. Ravitz:

We are providing you with the response of Puda Coal, Inc. (the “Company”) to the comment set forth in the letter from Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated January 22, 2010 to the Company’s Registration Statement on Form S-3 filed on December 3, 2009 (the “S-3”), Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 31, 2009 (the “10-K”) and Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed on November 13, 2009.

For the convenience of the Staff, we have repeated the comment from the Staff in bold immediately prior to our response below:

Form 10-K: For the Year ended December 31, 2008

Item8. Financial statements and Supplementary Data

Note 2. Summary of Significant Accounting Polices

Note (e) Inventories, page 48

1.           We note your response to our prior comment 8.  However, the types of costs that you have identified to be included in overhead do not appear to be directly or specifically attributable to any individual unit of production.  As such we reissue our prior comment.  Please tell us what your accounting policy is for allocating overhead costs to inventory.  We note that production capacity is not a factor that you considered.  We believe that production capacity should be considered.  Please review the guidance contained in paragraphs 330-10-30-1 through 330-10-30-8 of the FASB Accounting Standards Codification, and tell us what the potential impact of applying this guidance will be.  Additionally, please quantify for us the amount of overhead capitalized as of December 31, 2008 and the amount expensed during fiscal year 2008.

The Company’s accounting policy for allocating overhead costs to inventory has been, in accordance with the FASB Accounting Standards Codification (“ASC”), based upon actual level of production.  The Company’s normal production capacity ranges from approximately 2.0 million tons to 2.5 million tons per year.  The normal production capacity is determined by the management based on the production level that was experienced under normal circumstances over periods of time.  For the year ended December 31, 2008, actual production was approximately 2,313,000 tons.  As the Company’s actual production is within the range of the normal production capacity, the Company’s overhead costs are allocated to inventory on the basis of the actual level of production in accordance with paragraphs 330-10-30-3 and 330-10-30-6 of ASC.  The full amount of overhead costs incurred of $4,755,000 for fiscal year 2008 was allocated to inventory and there was no unallocated overhead.  Overhead costs included in the closing inventory as of December 31, 2008 were approximately $278,000.  Overhead charged to cost of revenue amounted to approximately $4,750,000 for fiscal year 2008.  When the actual production falls outside the range of the normal production capacity, the Company expenses the unallocated overhead in the period incurred in accordance with paragraph 330-10-30-7 of ASC.  Selling, general and administrative expenses were charged to operations in the period incurred in accordance with paragraph 330-10-30-8 of ASC.

We thank the Staff for their courtesies.  If the Staff needs any additional information or has any further questions, please do not hesitate to contact me at (212) 813-8804 or my colleague Catherine X. Pan at (212) 459-7057.

Sincerely,

/s/ Stephen M. Davis
Stephen M. Davis

Cc:	Aamira Chaudhry
Lyn Shenk
Tarik Gause